Consent of Independent Registered Public Accounting Firm

The Board of Directors
Amalgamated Financial Corp.:

We consent to the incorporation by reference in the registration statement (No. 333-248652) on Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 and registration statement (No. 333-254074) on Form S-8 of Amalgamated Financial Corp. of our report dated March 13, 2020, with respect to the consolidated statement of financial condition of Amalgamated Bank and subsidiaries as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Amalgamated Financial Corp.

/s/ KPMG LLP

New York, New York
March 15, 2021